 North America Structured Investments  3yr Capped Contingent Buffered Return Enhanced Notes Linked to the Lesser Performing of EFA and SX5E  The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.  Summary of Terms  Issuer: JPMorgan Chase Financial Company LLC  Guarantor: JPMorgan Chase & Co.Minimum Denomination: $1,000  Underlyings: iShares MSCI Emerging Markets ETF and EURO STOXX 50 IndexUpside Leverage Factor: at least 3.2*  Maximum Return: 60.00%  Contingent Buffer: 40.00%  Underlying Return: (Final Value - Initial Value) / Initial Value  Initial Value: With respect to each underlying, the closing level on the Pricing Date  Final Value: With respect to each underlying, the closing level on the Observation Date  Pricing Date: February 27, 2018  Observation Date: March 1, 2021  Maturity Date: March 4, 2021  CUSIP: 48129H5V5  Hypothetical Returns on the Notes at Maturity**  Note Payoff at Maturity  Lesser Performing Underlier$1,700  $1,450  $1,200  $950  $700  $450  $200  -80% -60% -40% -20% 0% 20% 40% 60% 80%  Lesser Performing Index Return  Hypothetical Lesser Hypothetical  Preliminary Pricing  Supplement: http://sp.jpmorgan.com/document/cusip/48129H5V5/doctype/Product_Termsheet/document.pdfFor information about the estimated value of the notes, which likely will be lower than the price you paid for the notes,see the hyperlink above.  Payment at Maturity  If the Final Value of each Underlying is greater than its Initial Value, your payment at maturity per $1,000 principal amount note  will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Underlying Return × Upside Leverage Factor), subject to the  Maximum Return  If (i) the Final Value of one Underlying is greater than its Initial Value and the Final Value of the other Underlying is equal to itsInitial Value or is less than its Initial Value by up to the Contingent Buffer Amount or (ii) the Final Value of each Underlying is equalto its Initial Value or is less than its Initial Value by up to the Contingent Buffer Amount, you will receive the principal amount ofyour notes at maturity.  PerformingUnderlying  Return  80.00%  40.00%  20.00%  10.00%  5.00%  0.00%  Hypothetical Total Note Return  60.00%  60.00%  60.00%  32.00%  16.00%  0.00%  Payment at Maturity  $1,600.00  $1,600.00  $1,600.00  $1,320.00  $1,160.00  $1,000.00  If the Final Value of either Underlying is less than its Initial Value by more than the Contingent Buffer Amount, your payment at  -5.00%  0.00%  $1,000.00  maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Underlying Return)  -10.00%  0.00%  $1,000.00  If the Final Value of either Underlying is less than its Initial Value by more than the Contingent Buffer Amount, you will lose morethan 40.00% of your principal amount at maturity and could lose all of your principal amount at maturity.  -20.00% 0.00% $1,000.00  -40.00% 0.00% $1,000.00  *The initial underlying Leverage factor will be provided in the pricing supplement and will not be less than 3.2  -40.01%  -40.01%  $599.90  **Reflects a Leveraged return of 3.2 for illustrative purposes.  The hypothetical returns and hypothetical payments shown to the right do not reflect fees or expenses that would be  -80.00%  -80.00%  $200.00  associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns andhypothetical payments shown above would likely be lower.  J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

J.P.Morgan

3yr Capped Contingent Buffered Return Enhanced Notes Linked to the Lesser Performing of EFA and SX5E

Selected Risks

- Your investment in the notes may result in a loss.
- You maximum gain on the notes is limited to the maximum return
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- If the Underlying declines from its initial level by more than the contingent buffer amount, you will loose more that 40% your principal amount and could lose all of your principal at maturity.
- No interest payments, dividend payments or voting rights.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.
- You are exposed to the risk of decline in the level of each underlying.
- Your payment at maturity will be determined by the lesser performing underlying.
- The benefit provided by the contingent buffer may terminate on the observation date
- JPMS's estimated value will be lower than the original issue price (price to public) of the notes.
- JPMS's estimated value is not determined by references to our credit spreads for our conventional fixed rate debt.

Selected Risks (continued)

- JPMS's estimated value does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than JPMS's current estimated value for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.
  The performance and market value of the Fund may not correlate with its underlying index and NAV
- The anti-dilution protection for the Fund is limited
- Each underlying is subject to risks related to securities issued by non-U.S. companies.
- The Fund is subject to currency exchange risk. The Index is not subject to direct exposure in to foreign exchange rate fluctuations.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com